United States
                     Securities and Exchange Commission
                            Washington, D.C.  20549

                               FORM 12b-25

                         Notification of Late Filing        SEC File Number
                                                            (0-15435)
(Check One)(X)Form 10-K( )Form 20-F( )Form 11-K( ) Form 10-Q( )Form N-SAR
                                                            Cusip Number
                                                            (320080 20 3)
For Period Ended: 12/31/95
( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

(Nothing in this form shall construed to imply that the Commission has verified any information contained herein.)
If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

Part I-Registrant Information
First Entertainment Inc.
(Full Name of Registrant)

(Former Name if Applicable)
1380 Lawrence St. Suite 1440
(Address of Principal Executive Office )
Denver, CO  80233
(City, State and Zip Code)

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof. will be filed on or before the fifteenth calendar day following the prescribed due date;or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifty calendar day following the prescribed due date;and
           (c) The accountant's statment or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K,20-F,11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant determined to discontinue the operations of a subsidiary in November 1995. The net realizable value of the assets of discontinued operations are still being determined as well as the expected losses during the phaseout period.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification
A.B. Goldberg                           303               592-1235
(Name)                                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorted period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s)  (X)Yes     ( )No
___________________________________________________________________________

(3) Is is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        (X)Yes     ( )No
If so, attach an explation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As in the prior year the registrant will have a net loss.  The net loss for the year ended December 31, 1995 is expected to be approximatedly $3.7 million.
____________________________________________________________________________

First Entertainment Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersiged hereunto duly authorized.

Date 3/28/96        By A.B. Goldberg